Exhibit 99.2

KPMG LLP 16 Raffles Quay #22-00 Hong Leong Building Singapore 048581	Telephone Fax Internet	+65 6213 3388 +65 6225 0984 kpmg.com.sg

January 25, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Commissioners:

We have read the statements made by Triterras, Inc. on its Form 6-K dated January 25, 2021. We agree with the statements concerning our Firm in such Form 6-K; we are not in a position to agree or disagree with other statements of Triterras, Inc. contained therein.

Very truly yours,

KPMG LLP (Registration No. T08LL1267L), an accounting limited liability partnership registered in Singapore under the Limited Liability Partnership Act (Chapter 163A) and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.